SHEARMAN & STERLING LLP
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                                                                           PARIS
                                 April 18, 2005                             ROME
                                                                   SAN FRANCISCO
                                                                       SAO PAULO
                                                                       SINGAPORE
                                                                           TOKYO
                                                                         TORONTO
                                                                WASHINGTON, D.C.




    Mr. Larry Spirgel
    Assistant Director
    Division of Corporation Finance
    Securities and Exchange Commission
    450 Fifth Street, N.W.
    Washington, D.C. 20549-0305
    U.S.A.


         RE:      Pioneer Corporation
                  Form 20-F for the fiscal year ended March 31, 2004 Filed on August 6, 2004
                  File No. 1-7616


    Dear Mr. Spirgel:

    We have received your letter dated March 16, 2005 with comments on Pioneer Corporation's Form 20-F for the fiscal year ended March 31, 2004 (the "2004 Form 20-F"). On behalf of Pioneer Corporation, we are transmitting the following responses to your comments. The terms "we", "us", "our" and "the Company" below refer to Pioneer Corporation and, to the extent the context so requires, Pioneer Corporation and its consolidated subsidiaries. Defined terms used but otherwise not defined herein have the meanings set forth in the 2004 Form 20-F.

    To assist you in the reviewing process, we have preceded each response with a copy (in bold type) of the comment as stated in your letter.






  Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Securities and Exchange Commission
Page 2


    Form 20-F for the fiscal year ended March 31, 2004

    Comment #1
    Item 5.  Operating and Financial Review and Prospects
    Critical accounting policies, page 34
    Please refer to your discussion on the valuation of inventories. Tell us in more detail why you consider the valuation of inventories, allowance for doubtful accounts to be critical such that the nature of estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and the impact of the estimates and assumptions on financial condition or operating performance is material. Tell us and disclose in future filings how accurate the estimates of the net realizable value have been in the past, and provide sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to SEC Interpretive Release no. 33-8350 Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

    The valuation of allowance for doubtful accounts requires us to evaluate our customers' credit worthiness, paying history, economic conditions and other factors to estimate the future bad debt losses. An annual average of JPY 2.7 billion of bad debt losses was incurred by the Company during the three years ended March 31, 2002, which made us consider the estimate of the allowance for doubtful accounts to be critical.
     However, considering the fact that actual bad debt losses and the provision for doubtful accounts in recent years have not been material to the results of operations, we plan to remove the valuation of the allowance for doubtful accounts from the critical accounting policies and estimates in future filings. Actual bad debt losses for fiscal 2003 and fiscal 2004 were JPY 0.8 billion and JPY 0.01 billion, respectively, and the provision charges (reversals) for doubtful accounts were JPY 0.4 billion and (JPY 0.7 billion), respectively.

    The majority of our products are produced for the consumer electronics market, and our inventory is susceptible to quickly changing demands and selling prices. For the purpose of properly valuing our inventory, we provide inventory reserves for excess, slow-moving and obsolete inventory. Inventory with no potential for future sale or potential use by the Company is subject to write-off and, inventory which is considered to be obsolete or slow-moving, but salable at reduced prices is written down to estimated net realizable value. As of March 31, 2004, the reserves for inventories to be written-off and written-down to net realizable value were JPY 5.3 billion and JPY 3.0 billion, respectively. Net realizable value is the most critical factor for inventory valuation and estimating net realizable value requires assumptions as to uncertain matters such as selling prices and salable quantities to be made based upon judgment about future market prices of competing products and customer demand.

    The challenges in estimating net realizable value with precision are illustrated by our experience during the year ended March 31, 2003. At that time, we considered certain


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Securities and Exchange Commission
Page 3


    products to be obsolete or slow-moving, and reduced their carrying value to an estimated net realizable value of JPY 1.3 billion as of March 31, 2003. The Company was then able to sell these products, and the proceeds from the sale were JPY 2.2 billion after deducting direct selling expenses. The JPY
    0.9 billion difference in net realizable value between estimated and actual arose from an effort to sell these products at prices higher than the Company's estimates of market value, efforts to sell scrap products, and challenges in making precise forecasts about market conditions including price trends and customer demand. The estimate of net realizable value at the end of fiscal 2003 was based on the estimate about various factors affecting inventory valuation, and the estimate was considered to be appropriate at that time. Because of the level of unpredictability, we believe it is impracticable to provide an indicative sensitivity analysis using a measure by which the estimate of net realizable value could be likely to differ. To provide investors with an understanding of the impact of these judgments, we intend to disclose the movement of our inventory reserves in the manner set forth below.

    The following is the proposed disclosure for inventory valuation in future filings (updated as appropriate for the periods presented):

       The majority of our products are produced for the consumer electronics market, and our inventory is susceptible to quickly changing demands and selling prices. For the purpose of properly valuing our inventory, we record inventory reserves for excess, slow-moving and obsolete inventory. Inventory with no potential for future sale or potential use by the Company is subject to write-off and, inventory which is considered to be obsolete or slow-moving, but salable at reduced prices, is written down to estimated net realizable value. Estimating net realizable value requires assumptions as to uncertain matters such as selling prices and salable quantities to be made based upon judgment about future market prices of competing products and customer demand, taking current market conditions into consideration.

       As of March 31, 2004, an inventory reserve of JPY 8.3 billion included a JPY 5.3 billion reserve for inventories to be written off and a JPY 3.0 billion reserve for inventories written down to net realizable value. The following table sets forth the changes in inventory reserve during fiscal 2004.

                                                               (Billions of yen)
           Beginning   Provision   Reversal   Other   Ending
            8.5          4.9         (4.2)    (0.9)    8.3


    Comment #2
    None of the critical accounting estimates that you include in your current disclosures include the sensitivity analysis or other quantitative information as required per this release. Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. For additional guidance, refer to Item 303 of Regulation S-K as well as the Commission's


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Securities and Exchange Commission
Page 4


    Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

    In response to the Staff's comment, we will include the quantitative discussion set forth in response to the Staff's preceding comment. In addition, for pension benefit costs, we will include quantitative information and a sensitivity analysis as to discount rates and expected long-term rates of return in future filings.


    Comment #3
    Item 5F.  Tabular disclosure of contractual obligations, page 51
    It appears that the table of contractual obligations includes only principal payments on debt and credit facilities. Revise the table to also include your obligations for interest payments on debt.

    In response to the Staff's comment, we will include our interest payments in the tabular disclosure of contractual obligations in future filings.


    Comment #4
    Item 15 Control and Procedures, page 88
    We note your disclosures in second paragraph that "... there have been no significant changes in Pioneer's internal controls or in other factors that could significantly affect these controls subsequent to the date our most recent evaluation of such controls." Supplementally, confirm whether there was any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please see Item 15(d) of Form 20-F. Please also revise your future filings accordingly.

    We confirm that no change in the internal control over financial reporting was identified in connection with the evaluation required thereof that occurred during the period covered by the annual report on Form 20-F for the period ended March 31, 2004, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We agree to disclose information with respect to the foregoing in future filings.


    Comment #5
    Financial Statements
    Notes to Consolidated Financial Statements
    Note 2.  Summary of significant accounting policies


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Securities and Exchange Commission
Page 5


    Tell us more in detail about your revenue recognition for royalties. Explain to us how you recognize royalty revenues based on royalty statements from the licensees.

    Royalty revenue, which are based on actual amounts produced or sold by the licensee, is recognized when either a royalty report or payment is received from the licensee, whichever is earlier. Until such time, this revenue is not considered to have met the recognition criterion of being fixed or determinable, nor is collectibility reasonably assured. Typically, a royalty report shows information about the manufacturer, model name of the licensed products, sales amount, sales quantity, royalty rate, and royalty amount due. We usually receive reports from our licensees on a quarterly basis. Approximately one-third of licensees submit payments along with their quarterly report. For the remaining licensees, we establish a receivable when we receive the quarterly report.


    Comment #6
    Inventories, page F-9
    Please disclose the nature of cost elements included in the finished goods and work in process inventories disclosed in Note 5 on page F-15. Please refer to Rule 5-02.6(b) of Regulation S-X.

    In response to the Staff's comment, we will, in future filings, elaborate on the Inventories accounting policy in Note 2 to include the following:

        Cost of finished goods and work in process inventories include the cost of materials, labor and applied factory overhead. Applied factory overhead includes depreciation on production related assets, utilities of the production area, and production tools and equipment that are not capitalized.


    Comment #7
    Sales incentives, page F-10
    Your disclosure on sales incentives refers to your policy on "certain costs incurred by the company in connection with reseller's purchase or promotion", however, we note on page 35 that you provide to your customers different types of sales incentives. In this regard provide us with more details of these incentive programs for resellers and retailers. Tell us and expand your accounting policy for each of these types of arrangements (i.e., product discount, volume-based rebates, consumer promotion.) Explain to us the nature of your estimates in relation to each of the incentive programs. Also, tell us the nature of any other incentive, rebate, cooperative advertising or other promotional programs provided by the Company to its customers and how the company accounts for items, including the amounts involved.


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Securities and Exchange Commission
Page 6


    We mainly offer sales incentives for consumer products, and record such incentives as a reduction of revenue in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer." These incentives are generally classified into five categories: Discounts, Rebates (to retailers), Consumer rebates, Cash discounts, and Promotional incentive allowances.

Discounts:
    We offer promotional discounts on specified products for specified periods. Also, we often offer a price protection program to retailers when the promotional discount program is announced. These discounts are accounted for as reductions of revenue. The discount amount deducted from revenue for fiscal 2004 was JPY 57.2 billion.

    Promotional discounts are deducted from invoices to retailers and recorded as sales reductions at the time of sale. No estimate is required to account for the promotional discount.

    Under the price protection program, we offer discounts for the retailers' inventory at the time of the program announcement to compensate for the difference between the discounted prices and higher prices the retailers paid for their inventory. Typically, the maximum amount of price protection discounts is the lesser of the quantity of the inventory the retailer orders during the promotional period or retailers' quantity of inventory on-hand at the time the program is announced. Price protection discounts are accrued when the program is announced by estimating discounts to be claimed by the retailers. Such estimates are based on forecasted order quantities during the promotional period and assumptions as to the amount of inventory that retailers have on hand.

Rebates (to retailers):
    Contractual rebates, which are based on fixed rebate rates in the contracts with customers, are accrued at the time of sale based on actual sales amounts and contracted rebate rates. No estimation is required to account for the contractual rebates.

    Volume incentive rebates are accrued at the time of original sale based on historical sales rates for specific retailers and the estimated volume incentive rebate rate the retailer will eventually achieve. Since the volume rebate rate eventually applied to each retailer is dependent on the amount of the retailer's future purchases and is not precisely determinable at the time of the sale, assumptions must be used as to the volume rate levels each retailer will achieve. These assumptions are made based upon historical experience. Our sales history information provides us with information about volume incentive rebate rates each retailer achieved in the past. The amount of rebates, including both contractual rebates and volume incentive rebates, deducted from sales for fiscal 2004 was JPY 32.5 billion.

Consumer rebates:
    We occasionally offer incentives directly to consumers in the form of mail-in rebates, under which consumers who purchase specific products are required to mail in the


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Securities and Exchange Commission
Page 7


    coupons or other specific proof of purchase for redemption. Consumer rebates are accrued at the later of when the related sales are recognized and when the program is announced. The actual amounts of consumer rebates are dependent upon consumers' future actions, and our estimates are based upon assumptions as to quantities to be purchased by consumers during the program period and consumer redemption rates, which is determined based on historical experience about consumer response to consumer rebate programs. The amount deducted from sales for consumer rebates was JPY 1.5 billion for fiscal 2004.

Cash discounts:
    Cash discounts are given for early payments in accordance with terms of the contract with customers and are recorded as a reduction of revenue at the time of original sale. The estimate of the cash discounts is based upon information about customers' payment histories. The amount of cash discounts deducted from sales was JPY 2.9 billion for fiscal 2004.

Promotional incentive allowances:
    We provide reimbursements for the purpose of supporting retailers' sales promotions of our products. The cost mainly includes subsidies for advertising, displaying, cost of other sales promotion materials, and salaries of temporary floor sales personnel. We account for all the subsidy reimbursements to retailers as a reduction from sales. Certain promotional allowances, such as co-op advertising, are determined as certain percentages of the respective sales amount and are recorded at the time of the sale. Although reimbursement for such incentives requires dealers to perform the sales promotion of our products, we assume, based on historical experience, that almost all the dealers will eventually perform the sales promotion and submit claims for reimbursement. Other allowances, whose amounts are not determined by a factor of sales, are recorded when the subsidy is offered and the amount becomes reasonably determinable. Examples for this type of allowance are display allowances determined by the number of units displayed on the sales floor, and allowances based on agreements to share the cost incurred by the dealers for items such as new signboards, new display racks and salaries of temporary floor sales personnel. For fiscal 2004, JPY 4.7 billion of customer support was deducted from sales.

    The following is our proposed footnote disclosure of the significant accounting policy for sales incentives.

      Costs incurred by the Company in connection with sales incentives related to the purchase or promotion of our products are classified as a reduction of revenues in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer." Such costs include the estimated cost of promotional discounts, retailer price protection, dealer rebates, consumer rebates, cash discounts, and support for retailers' promotion of the Company's products. Sales incentives that are dependent on future customer performance are


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Securities and Exchange Commission
Page 8


    estimated and recorded at the later of when the original sale is recorded and when the incentive is offered.


                                      * * *


    If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by telephone at +81-3-5251-0232, by fax at +81-3-5251-1602 or by email at masahisa.ikeda@shearman.com, or Pioneer Corporation (attention: Akira Niijima) by telephone at +81-3-3495-4926, by fax at +81-3-3495-4431 or by email at pioneer_shr@post.pioneer.co.jp.




                                                     Very truly yours,

                                                     /s/ Masahisa Ikeda

                                                     Masahisa Ikeda
                                                     Shearman & Sterling



    cc:  Gopal Dharia (Securities and Exchange Commission)
         Ivette Leon (Securities and Exchange Commission)
         Akira Niijima (Pioneer Corporation)
         Hideki Okayasu (Pioneer Corporation)
         Paul M. Gallagher (Deloitte Touche Tomatsu)
         Toshihiko Matsumiya (Deloitte Touche Tomatsu)
         Emiko Takashima (Deloitte Touche Tomatsu)